

07004391

UNITED STATES
AND EXCHANGE COMMISSION
ʼashington, D.C. 20549

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BB 3/16

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48097 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken 860 843 3911
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/17

# Hartford Securities Distribution Company, Inc.

**(S.E.C. I.D. No. 8-48097)**

**(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)**

**Independent Auditors' Report**

**Financial Statements**
As of and for the year ended December 31, 2006
*Supplemental Schedules*
As of December 31, 2006
And Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
**(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)**

## TABLE OF CONTENTS

**This report contains (check all applicable boxes):**



*For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3).*

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc., as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/22/07

Signature Date

Controller

Title

Subscribed and sworn to before me on this 22nd day of February, 2007.

Donna T. Randlett

Notary Public

# Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 22, 2007

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
## (A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 17,468,992 |
| Investment in mutual funds | 100 |
| Prepaid commissions | 3,866,406 |
| Deferred income tax asset due from affiliate | 2,071,445 |
| Due from affiliates | 496,529 |
| Accounts receivable | 1,492,588 |
| TOTAL ASSETS | $ 25,396,060 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Due to affiliates | $ 3,130,985 |
| Accounts payable and accrued liabilities | 2,346,287 |
| Income tax liability payable to affiliate | 589,105 |
| Total liabilities | 6,066,377 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1 par value, 25,000 shares authorized and outstanding | 25,000 |
| Additional paid-in-capital | 38,443,064 |
| Accumulated deficit | (19,138,381) |
| Total stockholder's equity | 19,329,683 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 25,396,060 |

See notes to financial statements.

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

**(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)**

**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| REVENUES: | |
| Variable insurance products commission income | $ 999,591,503 |
| 12b-1 fees | 30,628,356 |
| Fund commission income | 3,297,713 |
| Investment management and administration fees | 6,667,408 |
| Distribution fees | 3,433,269 |
| Other revenue | 1,205,816 |
| Contract maintenance fees | 674,037 |
| Underwriter concessions | 387,035 |
| Interest income | 742,478 |
| Contingent deferred sales charge revenue | 87,122 |
| Total revenues | 1,046,714,737 |
| EXPENSES: | |
| Variable insurance products commissions | 999,591,503 |
| 12b-1 distribution expense | 30,628,356 |
| General and administrative expenses | 8,753,431 |
| Fund commissions | 6,714,023 |
| Wholesaler commissions | 1,119,778 |
| Other expenses | 2,106,604 |
| Total expenses | 1,048,913,695 |
| LOSS BEFORE INCOME TAX BENEFIT | (2,198,958) |
| INCOME TAX BENEFIT | (769,637) |
| NET LOSS | $ (1,429,321) |

See notes to financial statements.

## HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
**(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)**

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (1,429,321) |
| Increase in deferred income tax asset | (158,795) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| (Increase) decrease in operating assets: | |
| Increase in prepaid commissions | (472,863) |
| Decrease in due from affiliates | 1,788,811 |
| Increase in accounts receivable | (100,053) |
| Increase (decrease) in operating liabilities: | |
| Decrease in due to affiliates | (2,134,717) |
| Increase in accounts payable and accrued liabilities | 323,905 |
| Increase in federal income tax liability | 270,710 |
| Net cash used in operating activities | (1,912,323) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of investments | (100) |
| Net cash used in investing activities | (100) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contribution from parent | 10,000,000 |
| Net cash provided by financing activities | 10,000,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 8,087,577 |
| CASH AND CASH EQUIVALENTS, Beginning of year | 9,381,415 |
| CASH AND CASH EQUIVALENTS, End of year | $ 17,468,992 |
| Supplemental cash flow disclosures: | |
| Income tax receipts from The Hartford | $ 952,103 |
| Income tax payment to The Hartford | $ 70,551 |
| Capital contributions for stock-based compensation plans | $ 54,850 |

See notes to financial statements.

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2006

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2005 | $25,000 | $ 28,388,214 | $ (17,709,060) | $10,704,154 |
| Capital contributions from affiliate | - | 10,054,850 | - | 10,054,850 |
| Net loss | - | - | (1,429,321) | (1,429,321) |
| BALANCE, DECEMBER 31, 2006 | $25,000 | $ 38,443,064 | $ (19,138,381) | $19,329,683 |

See notes to financial statements.

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by the Parent and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business. The Company also serves as distributor of its affiliate, the Hartford HLS Mutual Funds (the "Funds").

Effective March 1, 2002, the Company became the distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

On May 31, 2006, the Company was granted approval by the NASD to carry customer funds and securities and operate as a fully computing broker-dealer subject to the customer protection rule, Exchange Act Rule 15c3-3. As of December 31, 2006, the Company had not received any customer funds or securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

***Cash and Cash Equivalents*** – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

***Prepaid Commissions*** – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. The Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

***Commissions*** – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

***12b-1 Fee Revenue*** - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from the Funds for activities intended to result in the sale and distribution of Class IB shares of the Funds. The Funds accrue 12b-1 fees at a rate in accordance with the

Funds' prospectuses based on average daily net assets of the Funds. The Company pays the entire 12b-1 fee to its affiliate Hartford Life Insurance Company ("HLIC") and third-party administrators for providing certain services to the Company.

***Fair Value of Financial Instruments*** – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term natures of these assets and liabilities.

***New accounting Pronouncements*** - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged only in the initial quarter of an entity's fiscal year. The Company will adopt SFAS 157 on January 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

## 3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the Parent's SMART529 Plan. The Company receives reimbursements from its affiliate, HLIC for certain expenses incurred in performing these functions. For the year ended December 31, 2006, the total of such expense reimbursement recorded as revenue was $999,591,503. For the year ended December 31, 2006, the Company was allocated $8,753,431 by its affiliate, Hartford Life and Accident Insurance Company for general and administrative expenses related to the servicing of the SMART529 Plan.

As distributor of the Funds, the Company received 12b-1 compensation of $30,628,356 from the Funds for the year ended December 31, 2006. Of this amount, the Company reimbursed HLIC $27,806,001 during the year.

For the year ended December 31, 2006, the Company recorded $1,238,185 of wholesaler commission expense for services provided by PLANCO Financial Services, Inc., an affiliate of the Company. The Company deferred $502,791 of this expense.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC ("HIFSCO"), which entitles the Company to receive a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2006, the Company recorded $3,077,091 of such revenue.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2006, the Company recorded an expense of $17,559 related to this agreement.

The Parent made a capital contribution to the Company of $10,000,000.

The Company recorded a non-cash capital contribution of $54,850 from its parent relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

## 4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company. The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, are included in the reimbursement to HLA described in Note 3.

## 5. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to or receive from The Hartford, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The components of the Company's incurred income taxes are presented below:

| | 2006 |
|---|---|
| Current | $ (610,842) |
| Deferred | (158,795) |
| **Total** | **$ (769,637)** |

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

| | 2006 |
|---|---|
| ***Deferred Tax Assets*** | |
| Alternative minimum tax credit | $ 2,031,081 |
| Other | 40,364 |
| ***Total Deferred Tax Assets*** | **$ 2,071,445** |

The company has a minimum tax credit carryforward of approximately $2,031,081 that is non-expiring.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $11,074,431, which was $10,670,006 in excess of its required net capital of $404,425. The Company's net capital ratio was 0.55 to 1.

## 7. COMMITMENTS AND CONTINGENCIES

*Litigation*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Subject to the uncertainties discussed below, management expects that the ultimate liability, if any, with respect to such normal-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the financial condition, results of operations or cash flows of the Company.

*Mutual Fund and Investment Product Regulatory Developments*

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund related issues. The Hartford has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, a subpoena from the Connecticut Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and

requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues. The Hartford continues to cooperate fully with these regulators in these matters.

The Hartford has received subpoenas from the New York Attorney General's Office and the Connecticut Attorney General's Office requesting information relating to The Hartford's group annuity products, including single premium group annuities used in terminal and maturity funding programs. These subpoenas seek information about how various group annuity products are sold, how The Hartford selects mutual funds offered as investment options in certain group annuity products, and how brokers selling The Hartford's group annuity products are compensated. The Hartford continues to cooperate fully with these regulators in these matters.

On May 10, 2006, The Hartford entered into an agreement (the "Agreement") with the New York Attorney General's Office and the Connecticut Attorney General's Office to resolve the outstanding investigations by these parties regarding The Hartford's use of expense reimbursement agreements in its terminal and maturity funding group annuity line of business. Under the terms of the Agreement, The Hartford paid $20 million, of which $16 million was paid to certain plan sponsors that purchased terminal or maturity funding annuities between January 1, 1998 and December 31, 2004, with the balance of $3.9 million divided equally between the states of New York and Connecticut. Also pursuant to the terms of the Agreement, The Hartford accepted a three-year prohibition on the use of contingent compensation in its terminal and maturity funding group annuity line of business. The costs associated with the settlement had already been accounted for in reserves previously established by The Hartford.

On November 8, 2006, the SEC issued an Order setting forth the terms of a settlement reached with three subsidiaries of The Hartford that resolved the SEC's Division of Enforcement's investigation of aspects of The Hartford's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. Under the terms of the settlement, The Hartford has paid $55 million to mutual funds that participated in The Hartford's program for directed brokerage in recognition of mutual fund sales, $40 million of which represents disgorgement and $15 million of which represents civil penalties. The costs associated with the settlement had already been accounted for in reserves previously established by The Hartford.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of The Hartford's variable annuity and mutual fund operations related to market timing. The Hartford continues to cooperate fully with the SEC and the New York Attorney General's Office in these matters. The Hartford's mutual funds are available for purchase by the separate accounts of different variable universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between subaccounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against The Hartford with respect to certain owners of older variable annuity products, The Hartford's ability to restrict transfers by these owners has, until recently, been limited. The Hartford has executed an agreement with the parties to the previously settled litigation which, together with separate agreements between these contract owners and their broker, has resulted in the exchange or surrender of all of the variable annuity contracts that were the subject of the previously settled litigation.

To date, the SEC's and New York Attorney General's market timing investigations have not resulted in the initiation of any formal action against The Hartford by these regulators. However, The Hartford believes that the SEC and the New York Attorney General's Office are likely to take some action against The Hartford at the conclusion of the respective investigations The Hartford is engaged in discussions with the SEC and the New York Attorney General's Office regarding the potential resolution of these investigations. The potential timing of any resolution of these matters or the initiation of any formal action by these regulators is difficult to predict. After giving effect to the settlement of the SEC's directed brokerage investigation, as of December 31, 2006, The Hartford had a reserve of $83 million, pre-tax, none of which was attributed to the Company, for the market timing matters. This reserve is an estimate;

in view of the uncertainties regarding the outcome of these regulatory investigations, it is possible that the ultimate cost to The Hartford of these matters could exceed the reserve by an amount that would have a material adverse effect on the The Hartford's consolidated results of operations or cash flows in a particular quarterly or annual period. It is reasonably possible that the Company may be ultimately liable for all or a portion of the ultimate cost to The Hartford. However, the ultimate liability of the Company, if any, is not reasonably estimable at this time.

On June 23, 2005, The Hartford received a subpoena from the New York Attorney General's Office requesting information relating to purchases of The Hartford's variable annuity products, or exchanges of other products for The Hartford's variable annuity products, by New York residents who were 65 or older at the time of the purchase or exchange. On August 25, 2005 The Hartford received an additional subpoena from the New York Attorney General's Office requesting information relating to purchases of or exchanges into The Hartford's variable annuity products by New York residents during the past five years where the purchase or exchange was funded using funds from a tax- qualified plan or where the variable annuity purchased or exchanged for was a sub-account of a tax-qualified plan or was subsequently put into a tax-qualified plan. The Hartford is cooperating fully with the New York Attorney General's Office in these matters.

*Mutual Fund Class Action Litigation*

*Hartford Mutual Fund Fee Class Action Litigation*, United States District Court, District of Connecticut. These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and directors of the retail mutual funds. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. On January 30, 2007, plaintiffs moved for leave to file a second amended complaint. The proposed second amended complaint would eliminate the previously asserted claims against the mutual funds' directors, the derivative claims, and the state law claims, and would add allegations relating to claims that the remaining Hartford defendants violated the Investment Company Act. On February 13, 2007 the court denied the motions to dismiss the first amended complaint as moot, granted the motion for leave to file the second amended complaint, and extended the time for Hartford to respond to the new complaint until after the United States Court of Appeals for the Second Circuit issues a ruling on whether the dismissal of a similar case was proper.

*Employment Arbitration*

An NASD arbitration has been commenced by a former employee. The Hartford terminated the former employee's employment in March 2005. The former employee alleges that The Hartford's termination of his employment was wrongful and asserts claims for wrongful discharge, breach of contract, breach of "Hartford's own rules and policies," and defamation. The statement of claim requests damages exceeding $5 million as well as an order expunging The Hartford's NASD Form U-5 describing the circumstances of the former employees' termination. The Hartford has filed a response to the charge denying the factual and legal basis of the claim. The arbitrators for this matter have been selected, and discovery is underway. A hearing commenced on February 5, 2007.

*Reimbursement*

In the event that the litigation or regulatory matters noted above result in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

## 8. SUBSEQUENT EVENT

On January 4, 2007, the Company began receiving customer funds.

* * * * * *

Schedule (g)

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
## (A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $ 19,329,683 |
| LESS NONALLOWABLE ASSETS: | |
| PREPAID COMMISSIONS | (3,866,406) |
| DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE | (1,989,117) |
| DEFERRED TAX ASSET DUE FROM AFFILIATE | (2,071,445) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital) | 11,402,715 |
| LESS HAIRCUTS ON SECURITIES | (328,284) |
| NET CAPITAL | 11,074,431 |
| MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6 2/3% OF AGGREGATE INDEBTEDNESS OF $6,066,377) | 404,425 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 10,670,006 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.55:1 |

Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2006):

| | |
|---|---|
| Net Capital - as reported in Company's Part II (unaudited) FOCUS report | $ 11,056,625 |
| Audit adjustment - reduction of expenses (net of tax) | 150,635 |
| Audit adjustment - correction of forgiveness of stock-based compensation expense | 75,101 |
| Audit adjustment - increase in non-allowable assets - due from affiliate | (207,930) |
| Net capital - per above | $ 11,074,431 |
| | |
| Aggregate indebtedness - as reported in Company's Part II (unaudited) FOCUS report | $ 6,084,183 |
| Audit adjustment - increase in federal income tax payable | 81,111 |
| Audit adjustment - decrease in intercompany payable | (1,534) |
| Audit adjustment - decrease in accounts payable and accrued liabilities | (97,383) |
| Aggregate indebtedness - per above | $ 6,066,377 |

Schedule (h)

# HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
# (A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

| | |
|---|---|
| **CREDIT BALANCES** | |
| Free credit balances and other credit balances in customers' accounts | $ - |
| Monies borrowed collateralized by securities carried for the accounts of customers | |
| Monies payable against customers' securities loaned | |
| Customers' securities failed to receive | |
| Credit balances in firm accounts that are attributable to principal sales to customers | |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | |
| Market value of short security count differences over thirty calendar days old | |
| Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days | |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to by in transfer by the transfer agent or the issuer | |
| Total Credit Items | - |
| **DEBIT BALANCES** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3 | |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | |
| Failed to deliver of customers' securities not older than 30 calendar days | |
| Other | |
| Gross Debits | - |
| Less 1% charge | |
| Total Debit Items | - |
| **RESERVE COMPUTATION** | |
| Excess of total debits over total credits | $ - |
| Required deposit | $ - |

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2006 Focus Part II filing.

# Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Hartford Securities Distribution Company, Inc.:

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting and Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by and entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



February 22, 2007

END